Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

	Jurisdiction of Incorporation	Percentage
Name of Subsidiary	or Organization	Ownership

Genomic Health International Sarl	Switzerland	100%
Genomic Health International Holdings, LLC	Delaware	100%
Oncotype Laboratories, Inc.	Delaware	100%
Genomic Health U.K., Ltd.	United Kingdom	100%
Genomic Health Germany GmbH	Germany	100%